Mail Stop 6010

September 12, 2006

Via Facsimile and U.S. Mail

Mr. Michael L. Canning
Chief Executive Officer
SiRF Technology Holdings, Inc.
148 E. Brokaw Road
San Jose, CA   95112

     Re: **SiRF Technology Holdings, Inc.**
             Form 10-K for the year ended December 31, 2005
             Filed March 31, 2006
             File No. 0-50669

Dear Mr. Canning:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 3 – Business and a Development-Stage Company Acquisitions, page 64

1.   We note your response to prior comments 6 and 10. We note that your analysis of the need to provide the supplemental pro forma information required by paragraphs 54 and 55 of SFAS 141 focuses on the significance tests outlined in Regulation S-X. We also note that SFAS 141, and therefore US GAAP, requires the disclosure of all the information outlined in paragraphs 51 through 55 for a "material business combination." In accordance with SAB 99 that analysis would be based on the specific facts and circumstances relating to an acquisition and would consider whether the acquisition would have had, or is expected to have, a material effect on the results of operations of the acquiring company. Please provide us with your revised analysis or confirm that you will provide the required supplemental pro forma disclosure as appropriate in future filings periods.

2.   As you have already concluded that the acquisitions are material for disclosure pursuant to SFAS 141, please explain why a conclusion in your analysis indicating that the supplemental pro forma data was immaterial would not be inconsistent.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    • The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant